Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 196-A-I dated August 18, 2010	Term Sheet to Product Supplement No. 196-A-I Registration Statement No. 333-155535 Dated August 18, 2010; Rule 433

Structured Investments	$ Return Enhanced Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD) due August 26, 2013

General

  The notes are designed for investors who seek an uncapped return of at least 1.35* times the appreciation of the J.P. Morgan Alternative Index Multi-Strategy 5 (USD) at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Value is less than the Initial Index Value, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 26, 2013 †.
  Investing in the notes is not equivalent to investing in the J.P. Morgan Alternative Index Multi-Strategy 5 (USD), any of the Strategies or any of the assets underlying the Strategies.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about August 20, 2010 and are expected to settle on or about August 25, 2010.

Key Terms

Index:	J.P. Morgan Alternative Index Multi-Strategy 5 (USD) (the “Multi-Strategy Index” or the “Index”)
Upside Leverage Factor:	At least 1.35*
* The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.35.
Payment at Maturity:

If the Ending Index Value is greater than the Initial Index Value, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.35*. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × 1.35*)

Your investment will be fully exposed to any decline of the Index at maturity. If the Ending Index Value is less than the Initial Index Value, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Value is less than the Initial Index Value. Accordingly, if the Index Return is negative, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)
In no event, however, will the payment at maturity be less than zero.
You will lose some or all of your investment at maturity if the Ending Index Value is less than the Initial Index Value.
Index Return:	Ending Index Value – Initial Index Value Initial Index Value
Initial Index Value:	The Index closing value on the pricing date, which is expected to be on or about August 20, 2010
Ending Index Value:	The Index closing value on the Observation Date
Observation Date:	August 21, 2013 †
Maturity Date:	August 26, 2013 †
CUSIP:	48124AZP5
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 196-A-I or early acceleration in the event of a hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 196-A-I and in “Selected Risk Considerations — The Commodity Futures Contracts Underlying the Relevant Strategies Are Subject to Uncertain Legal and Regulatory Regimes” in this term sheet.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 196-A-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $18.10 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $18.10 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be and other amounts that may be allowed to other dealers, exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-137 of the accompanying product supplement no. 196-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 18, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 196-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 196-A-I dated August 18, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 196-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 196-A-I dated August 18, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003507/e39787-424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

You may access additional information regarding The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) in the Strategy Guide at the following URL:

http://www.sec.gov/Archives/edgar/data/19617/000095010310002015/dp18430_fwp-alt.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

We may create and issue additional notes with the same terms as these notes, so that any additional notes will be considered part of the same tranche as these notes.

The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

The J.P. Morgan Alternative Index Multi-Strategy 5 (USD), which we refer to as the “Multi-Strategy Index” or the “Index,” was developed and is maintained and calculated by J.P. Morgan Securities Ltd. (which we refer to as “JPMSL” or the “Index Calculation Agent”), one of our affiliates. The Index is a notional rules-based proprietary index that tracks the return of twenty-six alternative investment strategies (each of which we refer to as a “Strategy”). The Index is based on the theory that returns may be generated from capturing inefficiencies or trends in market prices of multiple asset classes. The Index is not intended to track a single asset class or outperform any particular asset class, benchmark or investment strategy. Instead, the Index employs several alternative investment strategies covering different styles and asset classes, in order to seek to generate positive performance with a low correlation to traditional asset classes. The Index also seeks to cap its volatility at a target volatility of 5% or less.

The Investment Strategies and Asset Classes Represented in the Index

Each of the Strategies can be categorized based on the underlying investment strategy employed and the asset class covered, as follows:

  Underlying investment strategy employed:

    Momentum strategy: which seeks to capitalize on the observed tendency of many markets to trend either up or down for sustained time periods;

    Carry strategy: which seeks to capitalize on the value differential between certain assets and is typically implemented by notionally investing in an asset that is on a relative basis lower priced or higher yielding and selling an asset that on a relative basis is higher priced or lower yielding; or

    Satellite strategy: which consists of one of two types of strategies that fall outside of the momentum and carry strategies, namely, mean reversion and short volatility strategies.

      The mean reversion strategies seek to capitalize on the view that over certain periods of time, markets are cyclical — meaning that an upward trend in the level of certain assets is usually followed by a downward trend and vice versa.

      The short volatility strategy aims to exploit the observed tendency of the implied volatility of an equity index to be higher than the volatility experienced by the index.

  Asset class: equities, interest rates, currencies or commodities.

Each Strategy is a notional rules-based proprietary index developed and maintained by JPMSL, and is based, in turn, on a number of underlying indices or assets, each of we refer to as an “Underlying Constituent.”

JPMorgan Structured Investments — Return Enhanced Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)	TS-1

Index Rebalancings and Weightings

The Index rebalances monthly a synthetic portfolio composed of the Strategies. The Index rebalancing is based on a “risk-budgeting” approach to asset allocation in which each Strategy is assigned a fixed percentage of the target volatility of 5%. The Index assigns a preliminary weight to each Strategy based upon the constituent’s daily maximum one-year volatility measured over the previous five years. The higher the volatility has been for a Strategy, the lower the preliminary weight assigned; conversely, the lower the volatility has been, the higher the preliminary weight. If the maximum one-year volatility of the synthetic portfolio (based on these preliminary weights) measured over the previous five years is greater than the target volatility of 5%, all the preliminary weights are scaled down accordingly. However, if the portfolio volatility is lower than the target volatility, all the preliminary weights are scaled up, subject to a maximum total weight of 200%. As the maximum total weight is 200%, no individual weight can exceed 200%.

Calculation of the level of the Multi-Strategy Index

The level of the Index on any day reflects the sum of the weighted returns of the Strategies since the immediately preceding rebalancing date, adjusted for the change in the applicable currency exchange rate for each Strategy and the deduction of an adjustment factor of 0.80% per annum. The deduction of the adjustment factor of 0.80% per annum may have a considerable impact on the level of the Index. In addition, adjustments are made to the levels of the Strategies to reflect notional trading costs related to the Underlying Constituents of the relevant Strategy. The adjustment factor of 0.80% per annum from the level of the Index does not reflect any notional trading costs relating to the Strategies or any Underlying Constituents.

Strategies

The twenty-six Strategies categorized under momentum, carry and satellite are listed in Tables 1, 2 and 3 below, respectively.

Table 1

Investment Strategy	Asset Class	Strategy*
Momentum	Equities	US Equity Momentum Strategy European Equity Momentum Strategy Japan Equity Momentum Strategy
	Interest Rates	Money Market Momentum US Strategy Money Market Momentum Europe Strategy Money Market Momentum Japan Strategy
	FX	EURUSD FX Momentum Strategy USDJPY FX Momentum Strategy EURJPY FX Momentum Strategy USDCAD FX Momentum Strategy AUDUSD FX Momentum Strategy EURGBP FX Momentum Strategy
	Commodities	Commodity Momentum Energy Strategy Commodity Momentum Non-Energy Strategy

Table 2

Investment Strategy	Asset Class	Strategy*
Carry	Equities	Equity Value Carry Strategy Equity Small Cap Carry Strategy
	Interest Rates	Bond 2Y Carry Long Strategy Bond 10Y Carry Long Strategy Bond 2Y Carry Long-Short Strategy Bond 10Y Carry Long-Short Strategy
	FX	G10 FX Carry Strategy
	Commodities	Commodity Carry

JPMorgan Structured Investments — Return Enhanced Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)	TS-2

Table 3

Investment Strategy	Asset Class	Strategy*
Satellite	Equities	Mean Reversion US Strategy Mean Reversion Europe Strategy Mean Reversion Japan Strategy Short Volatility Strategy

* The words “J.P. Morgan Alternative Index” precede the name of each Strategy but for the ease of display in the above table, those words are not shown in the names of the Strategies.

See “The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)” and “The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) — The Strategies” in the accompanying product supplement no. 196-A-I for more information about the Index and the Strategies.

The Index is described as a “notional” or synthetic portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the level of the Index.

The value of the Index is published each trading day under the Bloomberg ticker symbol “AIJPM5UE.”

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Index Return by an Upside Leverage Factor of at least 1.35. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.35. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index and the Upside Leverage Factor. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO A NOTIONAL DYNAMIC BASKET THAT TRACKS THE RETURNS OF A PORTFOLIO OF A DIVERSE RANGE OF INVESTMENT STRATEGIES AND ASSETS — The return on the notes is linked to the performance of the Multi-Strategy Index. The Multi-Strategy Index references the value of a synthetic portfolio of Strategies using three main underlying strategies and covering four asset classes. The three main underlying strategies employed by the Multi-Strategy Index are the momentum, carry and satellite investing strategies (the satellite strategies consist of mean reversion strategies and a short volatility strategy). The four asset classes covered by the Multi-Strategy Index are equities, interest rates, currencies and commodities. For more information, please see “The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)” in this term sheet and the accompanying product supplement no. 196-A-I.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 196-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected and subject to the possible application of Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, as discussed below, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. Because payment at maturity may be determined in part by reference to the FX Momentum Strategies and the FX Carry Strategy described in the accompanying product supplement, it is possible that some or all of your gain or loss on the notes could be treated as ordinary foreign currency income or loss under Section 988 of the Code. If Section 988 were determined to apply to gain or loss from a sale or exchange of the notes, it is likely that your notes would qualify for a Section 988 Election. Assuming the Section 988 Election were available, if you made it before the close of the day on which you acquired a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you had held the note for more than one year. Please refer to “Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Tax Treatment of the Notes—Sale, Exchange or Redemption of a Note” in the accompanying product supplement for more detailed information on making the Section 988 Election. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

  The Internal Revenue Service (the “IRS”) or a court may not respect our characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)	TS-3

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Strategies, the Underlying Constituents or the securities, futures contracts or currencies underlying the Strategies or the Underlying Constituents. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 196-A-I dated August 18, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Index Return is negative, at maturity, you will lose some or all of your investment. For each 1% that the Ending Index Value is less than the Initial Index Value, you will lose 1% of your investment in the notes, provided that the payment at maturity will not be less than zero.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent — the entity that, among other things, determines the Index closing values to be used to determine your payment at maturity — and acting as Index Calculation Agent and sponsor of the Index, the Strategies and most of the Underlying Constituents and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent, Index Calculation Agent, sponsor of the Multi-Strategy Index, sponsor of the Strategies and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Affect the Value of the Notes” below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — JPMSL, one of our affiliates, acts as the Index Calculation Agent and sponsor of the Index, the Strategies and most of the Underlying Constituents and is responsible for calculating and maintaining the Index, the Strategies and these Underlying Constituents and developing the guidelines and policies governing their composition and calculation. The rules governing the Index, the Strategies and these Underlying Constituents may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute another index or asset as an Underlying Constituent or the right to remove a Strategy or an Underlying Constituent. Unlike other indices, the maintenance of the Index, the Strategies and these Underlying Constituents is not governed by an independent committee. Although judgments, policies and determinations concerning the Index, the Strategies and these Underlying Constituents are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.

  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the Strategies (and indirectly, these Underlying Constituents) in the Index is not an investment recommendation by us or JPMSL of the Strategies or these Underlying Constituents, or any of the securities, futures contracts or other assets underlying the Strategies or these Underlying Constituents.
  JPMSI AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMSI and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMSI and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMSI or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Strategies and the securities, futures contracts and currencies underlying the Strategies to which the notes are linked.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities or futures contracts underlying the Strategies would have.
  THE INDEX MAY NOT BE SUCCESSFUL AND MAY NOT OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED — The Index follows and is constructed on twenty-six notional rules-based proprietary strategies that operate on the basis of pre-determined rules. No assurance can be given that any investment strategy or combination of investment strategies on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)	TS-4

  THE TARGET VOLATILITY OF THE MULTI-STRATEGY INDEX MAY NOT BE ACHIEVED — The Multi-Strategy Index rebalances monthly by assigning weights to the Strategies that are intended to achieve a target volatility of up to 5%. However, because these weights are assigned based on historical volatility of the Strategies and are subject to a maximum aggregate and individual weight of 200%, the actual realized volatility of the Multi-Strategy Index may be greater than or less than 5%, which may adversely affect the level of the Multi-Strategy Index and the value of the notes.
  THE REPORTED LEVELS OF THE MULTI-STRATEGY INDEX AND MOST OF THE STRATEGIES WILL INCLUDE THE DEDUCTION OF AN ADJUSTMENT FACTOR — One way in which the Multi-Strategy Index and most of the Strategies differ from a typical index is that their daily reported levels include a deduction from the aggregate values of their respective constituents of an adjustment factor assessed at varying annual rates (0.80% per annum for the Multi-Strategy Index and a range of adjustment factors depending on the Strategy). Each adjustment factor is deducted daily. As a result of the deduction of these multiple adjustment factors, the value of the Multi-Strategy Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amounts are deducted.
  THE INDEX MAY NOT BE A FULLY DIVERSIFIED PORTFOLIO — Diversification is generally considered to reduce the amount of risk associated with generating returns. There can be no assurance that the Index, a synthetic portfolio of Strategies, will be sufficiently diversified at any time.
  THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES — The exposures to the Strategies and any of their Underlying Constituents are purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the Strategies composing the Index or any of their Underlying Constituents.
  THE INVESTMENT STRATEGY USED TO CONSTRUCT THE INDEX INVOLVES MONTHLY REBALANCING — The Strategies are subject to monthly rebalancing. A synthetic portfolio that does not rebalance monthly and is not subject to any weighting caps could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Strategies.
  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Index and some of the Strategies (including the momentum strategies and some of the bond carry strategies) may use leverage to increase the return from any Strategy or Underlying Constituent, as applicable. It is possible, though unlikely, that the maximum total weight of the Index and the Strategies will be 200%. Where the synthetic portfolio is leveraged, any price movements in the Strategies or Underlying Constituents, as applicable, may result in greater changes in the value of Strategies or Underlying Constituents, as applicable, than if leverage was not used. In particular, the use of leverage will magnify any negative performance of the Strategies or Underlying Constituents, as applicable, which in turn could cause you to receive a lower payment at maturity than you otherwise would have received. In addition, some of the Underlying Constituents are composed of highly leveraged instruments, such as futures contracts. The use of these futures contracts as components of these Underlying Constituents may potentially result in higher volatility than would occur in the absence of their usage.
  BECAUSE THE MOMENTUM STRATEGIES, THE CARRY STRATEGIES AND THE MEAN REVERSION STRATEGIES INCLUDE OR PERMIT NOTIONAL SHORT POSITIONS, THE INDEX MAY BE SUBJECT TO ADDITIONAL RISKS — Each Strategy that is a momentum strategy, a carry strategy or a mean reversion strategy includes or permits notional short positions in its Underlying Constituents. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. It is possible that any notional short position included in any such Strategy may appreciate substantially with an adverse impact on the value of such Strategy and the Index, and, consequently, on the amount you will receive at maturity for your notes.
  CHANGES IN THE VALUE OF THE STRATEGIES MAY OFFSET EACH OTHER AND CORRELATION OF PERFORMANCES AMONG THE STRATEGIES MAY REDUCE PERFORMANCE OF THE NOTES — Because the notes are linked to the Index, which is linked to the performance of the Strategies, which collectively represent a diverse range of asset classes and geographic regions, price movements among the Strategies representing different asset classes or geographic regions may not correlate with each other. At a time when the value of a Strategy representing a particular asset class or geographic region increases, the value of other Strategies representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the level of some of the Strategies may be moderated, or more than offset, by lesser increases or declines in the level of other Strategies. However, high correlation during periods of negative returns among Strategies that represent any one sector or asset type and that have a substantial percentage weighting in the Index could have an adverse effect on your return on your investment at maturity.
  THE MULTI-STRATEGY INDEX AND THE STRATEGIES HAVE A LIMITED OPERATING HISTORY — The Multi-Strategy Index was established in November 2009. The Strategies were established in or prior to November 2009. Therefore, the Multi-Strategy Index and the Strategies have limited historical performance. Back-testing or similar analysis in respect of the Multi-Strategy Index and the Strategies must be considered illustrative only and may be based on estimates or assumptions not used by the Index Calculation Agent when determining the Multi-Strategy Index values.
  THE INDEX AND THE STRATEGIES ARE EXCESS RETURN INDICES AND NOT TOTAL RETURN INDICES — The Index is linked to 26 Strategies, each of which is an excess return index. An excess return index reflects the returns that are potentially available through an uncollateralized or unfunded investment in the assets underlying such index. By contrast, a total return index also reflects interest that could be earned on funds committed to the trading of the underlying assets. Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant underlying assets or in a total return index related to such underlying assets.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE MULTI-STRATEGY INDEX’S MOMENTUM INVESTMENT STRATEGY — Each Strategy that is a momentum strategy employs a mathematical model that seeks to capitalize on positive and negative trends in the prices of assets on the assumption that if an asset performs well or poorly, it will continue to perform well or poorly in the future. Consequently, a momentum investing strategy may perform poorly in non-trending markets characterized by short term volatility. No assurance can be given that a momentum investment strategy will be successful or that it will outperform any alternative strategy.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)	TS-5

  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE MULTI-STRATEGY INDEX’S CARRY INVESTMENT STRATEGY — Each Strategy that is a carry strategy employs an investment strategy that broadly seeks to capitalize on the observed value differential between an asset that is on a relative basis lower priced or higher yielding and an asset that on a relative basis is higher priced or lower yielding. However, if the underlying assets move against the direction expected by the strategy, the strategy may perform poorly. No assurance can be given that a carry strategy will be successful or that it will outperform any alternative strategy.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE MULTI-STRATEGY INDEX’S MEAN REVERSION INVESTMENT STRATEGY — Each Strategy that is a mean reversion strategyseeks to capitalize on the view that over short periods of time, markets are cyclical — meaning that an upward trend in the level of an Underlying Constituent is usually followed by a downward trend or vice versa. However, any sustained decline or increase in the level of the relevant index at a time when the mean reversion theory would suggest that the index level should increase or decline may result in unexpected losses, which could be significant. No assurance can be given that a mean reversion strategy will be successful or that it will outperform any alternative strategy.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE MULTI-STRATEGY INDEX’S SHORT VOLATILITY STRATEGY — The short volatility strategy seeks to capitalize from the long-term trend of the observed volatility of a broad market equity index, such as the S&P 500® Index, tending to be less than the volatility implied by prices in the equity options market, as represented by the CBOE Volatility Index®. However, we cannot guarantee that the implied volatility will always be greater than the realized volatility, and the value of the short volatility strategy will decrease if the implied volatility is less than the realized volatility. No assurance can be given that a short volatility strategy will be successful or that it will outperform any alternative strategy.
  THE BOND CARRY STRATEGIES ARE BASED ON SYNTHETIC ZERO COUPON BONDS, WHICH MAY DIFFER FROM ACTUAL BONDS THAT ARE PUBLICLY TRADED — Each Strategy that is a bond carry strategy tracks the performance of a notional portfolio of synthetic zero coupon bonds (which could be long only or long-short, depending on the particular bond carry strategy) denominated in different currencies. These synthetic zero coupon bonds are purely hypothetical and are not tradeable, and there is no publicly available source for the prices of these bonds. The prices of these synthetic bonds, which are used in the calculation of the value of the relevant Strategy, are synthetically constructed to equal the present value of the principal amount to be paid at maturity. These synthetic bonds may perform differently from actual bonds that are publicly traded, and these Strategies may not perform as well as another index or strategy that tracks actual, publicly traded bonds or other measures of interest rates.
  AN INVESTMENT IN THE NOTES CARRIES THE RISKS ASSOCIATED WITH THE SELECTION METHODOLOGY USED FOR THE LONG CONSTITUENT IN THE COMMODITY CARRY STRATEGY — The long constituent for the commodity carry strategy is constructed, in part, using an algorithmic methodology which uses, along with other criteria, the slope of the commodities futures curve in order to select a particular futures contract for each eligible commodity in which to synthetically gain exposure (the “Selection Methodology”). The futures contract with respect to each eligible commodity with the highest level of “backwardation” is selected, subject to certain limitations. “Backwardation” refers to the situation where commodities futures contracts with a delivery month further away in time have lower settlement prices than futures contracts with a delivery month closer in time.  If there is no futures contract for one or more eligible commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities.  “Contango” refers to the situation where the futures contracts for a commodity with a delivery month further in time have higher contract prices than futures contracts for the same commodity with a delivery month closer in time.  There is no guarantee that the commodities futures market will be, and continue to be, in backwardation throughout the term of the notes.  The presence of “contango” in the commodity markets could result in negative “roll yields.”  The long constituent may perform poorly in such markets and accordingly, the level of the commodity carry strategy and your payment at maturity, if any, may be adversely affected.
  THE VOLATILITY MATCHING USED IN THE COMMODITY CARRY STRATEGY MAY NOT ACHIEVE ITS INTENDED RESULT — The commodity carry strategy uses a long-short strategy. In order to limit realized volatility, the commodity carry strategy uses “volatility matching” by attempting to match the volatility of the short constituent to the volatility of the long constituent. However, there can be no guarantee that the volatility matching mechanism will effectively lead to a reduced volatility of the commodity carry strategy.
  THE SHORT VOLATILITY STRATEGY MAY LEAD TO LARGE NEGATIVE RETURNS IN PERIODS OF HIGH VOLATILITY — The strategy of synthetically selling volatility can lead to large negative returns in periods of high volatility in the underlying equity index. Therefore, increased returns (or volatility) of the underlying equity index will result in proportionally higher negative returns in the short volatility strategy, which may adversely affect the value of the notes and the amount you receive at maturity.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS — Some or all of the securities of certain Underlying Constituents (the MSCI Daily Value Total Return Gross World Index and the MSCI Daily Total Return Gross World Index (together, the “MSCI Indices”)) and the indices (the EURO STOXX 50® Index and the Nikkei 225 Index) underlying some of the Underlying Constituents have been issued by non-U.S. issuers. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

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  THE COMMODITY FUTURES CONTRACTS UNDERLYING THE RELEVANT STRATEGIES ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the relevant Strategies are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Multi-Strategy Index. The effect on the value of the notes of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest. In addition, the Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. Such restrictions may result in the Index Calculation Agent exercising its discretionary right to exclude or substitute constituents of the Index, which may, in turn, have a negative effect on the level of the Index and your payment at maturity. Please see “The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) — Extraordinary Events Affecting the Index and the Underlying Constituents” in the accompanying product supplement no. 196-A-I for more information. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the Note Calculation Agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 196-A-I for more information.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because some of the Strategies are based on foreign currency exchange rates and the prices of the securities or futures contracts included in the Underlying Constituents of some of the other Strategies are converted into U.S. dollars for purposes of calculating the value of the relevant Strategy, your notes will be exposed to currency exchange rate risk. The currency foreign currency exchange rate between two currencies is at any moment a result of the supply and demand for that currency. Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the countries issuing the relevant currencies; and
    the extent of governmental surplus or deficit in the countries issuing the relevant currencies.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the countries issuing the relevant currencies and those of other countries important to international trade and finance.
  THE NOTES ARE SUBJECT TO INTEREST RATE RISK — Some of the Strategies are based on changes in, or differences between, interest rates. Interest rates are subject to volatility due to a variety of factors, including:
    sentiment regarding underlying strength in the relevant economy and global economies;
    expectation regarding the level of price inflation;
    sentiment regarding credit quality in the relevant economy and global credit markets;
    central bank policy regarding interest rates; and
    performance of capital markets.
  Fluctuations in interest rates could affect the value of these Strategies, the Index and the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Index closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Index, the Strategies, and the Underlying Constituents;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying some of the Underlying Constituents;
    the market price of the physical commodities upon which the futures contracts that compose the Underlying Constituents are based;
    interest and yield rates in the market generally;
    foreign currency exchange rates;
    economic, financial, political, regulatory, judicial, geographical, agricultural and meteorological events that affect the commodities underlying the Underlying Constituents or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the Underlying Constituents; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)	TS-7

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Value of 100 and an Upside Leverage Factor of 1.35. The actual Upside Leverage Factor will be determined on the pricing date and will not be less than 1.35. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Value	Index Return	Total Return

180.00	80.00%	108.00%
170.00	70.00%	94.50%
160.00	60.00%	81.00%
150.00	50.00%	67.50%
140.00	40.00%	54.00%
130.00	30.00%	40.50%
120.00	20.00%	27.00%
110.00	10.00%	13.50%
105.00	5.00%	6.75%
100.00	0.00%	0.00%
90.00	-10.00%	-10.00%
80.00	-20.00%	-20.00%
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
50.00	-50.00%	-50.00%
40.00	-60.00%	-60.00%
30.00	-70.00%	-70.00%
20.00	-80.00%	-80.00%
10.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The value of the Index increases from the Initial Index Value of 100 to an Ending Index Value of 105. Because the Ending Index Value of 105 is greater than the Initial Index Value of 100, the investor receives a payment at maturity of $1,067.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 1.35) = $1,067.50

Example 2: The value of the Index decreases from the Initial Index Value of 100 to an Ending Index Value of 80. Because the Ending Index Value of 80 is less than the Initial Index Value of 100, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800

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Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing values from January 7, 2005 through November 30, 2009, and the historical performance of the Index based on the weekly Index closing values from November 30, 2009 through August 13, 2010. The Index was established on November 30, 2009. The Index closing value on August 17, 2010 was 102.75. We obtained the Index closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing value on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment at maturity. The hypothetical back-tested performance of the Multi-Strategy Index set forth in the following graph was calculated on materially the same basis as the performance of the Multi-Strategy Index is now calculated but does not represent the actual historical performance of the Index. Hypothetical daily performance data for the Multi-Strategy Index is net of an adjustment factor of 0.80% per annum.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)	TS-9